Filed by Social Capital Hedosophia Holdings Corp. V

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

of the Securities Exchange Act of 1934

Subject Company: Social Finance, Inc.

Commission File No. 001-39606

Q1’21 Summary Results May 2021

Disclaimer

Additional Information and Where to Find It
This document relates to a proposed transaction between SCH and SoFi. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the Business Combination, SCH filed a registration statement on Form S-4, as amended (the "Form S-4"), with the U.S. Securities and Exchange Commission (the "SEC"). The Form S-4 includes a document that serves as a prospectus and proxy statement of SCH, referred to as a proxy statement/prospectus, that is both the proxy statement/prospectus which has been distributed to SCH's shareholders in connection with SCH's solicitation of proxies for the vote by SCH's shareholders with respect to the proposed transaction as described in the Form S-4 as well as the prospectus relating to the offer of the securities to be issued to SCH's security holders in connection with SCH's proposed domestication as a Delaware corporation in connection with the Business Combination as described in the Form S-4. SCH also will file other documents regarding the Business Combination with the SEC. Before making any voting decision, investors and security holders of SCH are urged to read the Form S-4 and all other relevant documents filed or that will be filed with the SEC in connection with the Business Combination as they become available because they will contain important information about the proposed transaction. SCH has mailed a definitive proxy statement/prospectus and other relevant documents to its shareholders of record as of April 29, 2021, the record date established for the extraordinary general meeting of stockholders relating to the Business Combination.

Investors and security holders may obtain free copies of the Form S-4 and all other relevant documents filed or that will be filed with the SEC by SCH through the website maintained by the SEC at www.sec.gov.

The documents filed by SCH with the SEC also may be obtained free of charge at SCH's website at: http://www.socialcapitalhedosophiaholdings.com/docse.html or upon written request to 317 University Ave, Suite 200, Palo Alto, California 94301.

Use of Projections The financial projections, estimates, and targets in this presentation are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Social Capital's and SoFi's control. While all financial projections, estimates and targets are necessarily speculative, Social Capital and SoFi believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. The assumptions and estimates underlying the projected, expected or target results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the financial projections, estimates and targets. The inclusion of financial projections, estimates and targets in this presentation should not be regarded as an indication that Social Capital and SoFi, or their representatives, considered or consider the financial projections, estimates and targets to be a reliable predictions of future events.

Use of Non-GAAP Financial Metrics
This presentation includes certain non-GAAP financial measures (including on a forward-looking basis) such as Adjusted Net Revenue, Adjusted EBITDA and Adjusted EBITDA Margin. These non-GAAP measures are an addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP. Reconciliations of non-GAAP measures to their most directly comparable GAAP counterparts are included in the Appendix to this presentation. SoFi believes that these non-GAAP measures of financial results (including on a forward-looking basis) provide useful supplemental information to investors about SoFi. SoFi's management uses non-GAAP measures to evaluate SoFi's projected financials and operating performance. However, there are a number of limitations related to the use of these non-GAAP measures and their nearest GAAP equivalents, including that they exclude significant expenses that are required by GAAP to be recorded in SoFi's financial measures. In addition, other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance, and therefore, SoFi's non-GAAP measures may not be directly comparable to similarly titled measures of other companies. Additionally, to the extent that forward-looking non-GAAP financial measures are provided, they are presented on a non-GAAP basis without reconciliations of such forward-looking non-GAAP measures because the GAAP financial measures are not accessible on a forward-looking basis and reconciling information is not available without unreasonable effort due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations, including adjustments reflected in our reconciliation of historic non-GAAP financial measures, the amounts of which, based on historical experience, could be material.

Cautionary Statement Regarding Forward-Looking Statements
This document contains certain forward-looking statements within the meaning of the federal securities laws, including financial projections, estimates and targets and statements with respect to the proposed transaction between SoFi and SCH. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of SCH's securities, (ii) the risk that the transaction may not be completed by SCH's business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SCH, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger, dated as of January 7, 2021, as amended on March 16, 2021 (as it may be further amended, the "Merger Agreement") by the shareholders of SCH, the satisfaction of the minimum trust account amount following redemptions by SCH's public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on SoFi's business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of SoFi and potential difficulties in SoFi employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against SoFi or against SCH related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of SCH's securities on a national securities exchange, (xi) the price of SCH's securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which SCH plans to operate or SoFi operates, variations in operating performance across competitors, changes in laws and regulations affecting SCH's or SoFi's business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of SCH's Annual Report on Form 10-K, as amended, the Form S-4 discussed above and other documents filed by SCH from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and SoFi and SCH assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither SoFi nor SCH gives any assurance that either SoFi or SCH, or the combined company, will achieve its expectations.

© 2021 Social Finance, Inc. Advisory services offered through SoFi Wealth LLC. SoFi Money® is offered through SoFi Securities LLC. SoFi Lending Corp., CFL #6054612. NMLS #1121636.
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3 © 2021 Social Finance, Inc. Advisory services offered through SoFi Wealth LLC. SoFi Money® is offered through SoFi Securities LL C. SoFi Lending Corp., CFL #6054612. NMLS #1121636. 37% 59% 74% 54% 50% 90% YoY Growth Members Members in thousands 7 Consecutive Quarters of Accelerating YoY Growth (1) Note: See “Footnotes” section for detailed footnotes and definitions 110%

4 © 2021 Social Finance, Inc. Advisory services offered through SoFi Wealth LLC. SoFi Money® is offered through SoFi Securities LL C. SoFi Lending Corp., CFL #6054612. NMLS #1121636. Financial Services Products (000s) Total Products (000s) Products (2) (2) Note: See “Footnotes” section for detailed footnotes and definitions 121% YoY 273% YoY Accelerating product growth driven by growth in Financial Services products. Reached 3.2M total products and 2.2M Financial Services products in Q1’21 YoY Growth 121% 113% 101% 89% 85% 71%

5 © 2021 Social Finance, Inc. Advisory services offered through SoFi Wealth LLC. SoFi Money® is offered through SoFi Securities LL C. SoFi Lending Corp., CFL #6054612. NMLS #1121636. 30% 83% 130% 75% 62% 135% YoY Growth Galileo Accounts in millions 100% YoY growth last three quarters Note: See “Footnotes” section for detailed footnotes and definitions 130% 23% Galileo Accounts Reached 70M accounts (+130% YoY Growth) (3)

6 © 2021 Social Finance, Inc. Advisory services offered through SoFi Wealth LLC. SoFi Money® is offered through SoFi Securities LL C. SoFi Lending Corp., CFL #6054612. NMLS #1121636. Q1’21 Non - GAAP Results vs. Investor Guidance (4) (6) Q1’21 Adj net revenue was $216M vs. Investor guidance of $190 - 195M, representing a $21 - 26M OR 11 - 14% beat. This included the negative impact to Q1’21 revenue of $5M due to corporate interest expense (primarily related to the Galileo seller note which was paid back in February 2021) Adjusted EBITDA was $4M vs. Investor guidance of - $5M to +$1M, representing a $9M beat to the low end of the range and a $3M beat to the high end of the range Note: See “Footnotes” section for detailed footnotes and definitions. The sum of individual metrics may not always equal tota l a mounts indicated due to rounding.

7 © 2021 Social Finance, Inc. Advisory services offered through SoFi Wealth LLC. SoFi Money® is offered through SoFi Securities LL C. SoFi Lending Corp., CFL #6054612. NMLS #1121636. Adjusted Net Revenue $216M of Q1’21 & $752M of LTM Adj. Net Revenue which includes the Q1’21 negative impact of $5M and the LTM negative impact of $32M related to interest on corporate debt Annual Adjusted Net Revenue ($000s) Quarterly Adjusted Net Revenue ($000s) Q1’21 adjusted net revenue includes the negative impact of $5M of interest expense on corporate borrowings primarily related to the Galileo seller note. The $250M seller note was repaid in February 2021 151% YoY LTM adjusted net revenue includes the negative impact of (1) $32M of interest expense on corporate borrowings primarily related to the Galileo seller note and (2) a $4M Q4’20 loss related to Apex Clearing exercising its option to call our equity investment (4) (4) Note: See “Footnotes” section for detailed footnotes and definitions. The sum of individual metrics may not always equal tota l a mounts indicated due to rounding.

8 © 2021 Social Finance, Inc. Advisory services offered through SoFi Wealth LLC. SoFi Money® is offered through SoFi Securities LL C. SoFi Lending Corp., CFL #6054612. NMLS #1121636. Annual Adjusted EBITDA ($000s) Quarterly Adjusted EBITDA ($000s) +$70M YoY (6) (6) Adjusted EBITDA 3rd consecutive quarter of positive EBITDA and $70M improvement YoY Note: See “Footnotes” section for detailed footnotes and definitions. The sum of individual metrics may not always equal tota l a mounts indicated due to rounding.

9 © 2021 Social Finance, Inc. Advisory services offered through SoFi Wealth LLC. SoFi Money® is offered through SoFi Securities LL C. SoFi Lending Corp., CFL #6054612. NMLS #1121636. Reiterating 2021 Non - GAAP Guidance Despite not having $12M of previously anticipated FY 2021 revenue from Apex ($3M per quarter) as well as the additional negative impact of $5M from corporate interest expense primarily related to the Galileo seller note in Q1’21, we reiterate our 2021 guidance (4) (5) (6) Note: The above 2021 guidance assumes that the CARES Act expires on September 30, 2021 as currently communicated by the U.S. Sec retary of Education. Note: See “Footnotes” section for detailed footnotes and definitions. The sum of individual metrics may not always equal tota l a mounts indicated due to rounding.

10 © 2021 Social Finance, Inc. Advisory services offered through SoFi Wealth LLC. SoFi Money® is offered through SoFi Securities LL C. SoFi Lending Corp., CFL #6054612. NMLS #1121636. Q2 2021 Non - GAAP Guidance Expect to grow 58 - 61% YoY and deliver $215 - 220M of Adjusted Net Revenue and $(8) - 2M of Adjusted EBITDA. Adjusted net revenue guidance includes $0 in revenue from Apex vs. original 2021 expectations of $3M per quarter from Apex (4) (6) Note: See “Footnotes” section for detailed footnotes and definitions.

11 Financial Supplement

12 © 2021 Social Finance, Inc. Advisory services offered through SoFi Wealth LLC. SoFi Money® is offered through SoFi Securities LL C. SoFi Lending Corp., CFL #6054612. NMLS #1121636. Company Metrics (1) (2) (2) (2) Note: See “Footnotes” section for detailed footnotes and definitions. The sum of individual metrics may not always equal tota l a mounts indicated due to rounding.

13 © 2021 Social Finance, Inc. Advisory services offered through SoFi Wealth LLC. SoFi Money® is offered through SoFi Securities LL C. SoFi Lending Corp., CFL #6054612. NMLS #1121636. Segment Financials (4) (5) (5) (5) (10) (10) (10) (2) (2) Note: See “Footnotes” section for detailed footnotes and definitions. The sum of individual metrics may not always equal tota l a mounts indicated due to rounding.

14 © 2021 Social Finance, Inc. Advisory services offered through SoFi Wealth LLC. SoFi Money® is offered through SoFi Securities LL C. SoFi Lending Corp., CFL #6054612. NMLS #1121636. Non - GAAP Financial Measures (7) (8) (9) $216M of Q1’21 Adjusted Net Revenue, which includes the negative impact of $5M related to interest on corporate debt (seller note was repaid in February 2021) Note: See “Footnotes” section for detailed footnotes and definitions. The sum of individual metrics may not always equal tota l a mounts indicated due to rounding.

15 Non - GAAP Financial Measure Reconciliations

16 © 2021 Social Finance, Inc. Advisory services offered through SoFi Wealth LLC. SoFi Money® is offered through SoFi Securities LL C. SoFi Lending Corp., CFL #6054612. NMLS #1121636. Non - GAAP Reconciliations (7) (8) (9) (7) (8) (11) (13) (12) Note: See “Footnotes” section for detailed footnotes and definitions. The sum of individual metrics may not always equal tota l a mounts indicated due to rounding.

17 Footnotes

Footnotes

(1) We define a member as someone who has a lending relationship with us through origination or servicing, opened a financial services account, linked an external account to our platform, or signed up for our credit score monitoring service. Once someone becomes a member, they are always considered a member unless they violate our terms of service. This means that our members have continuous access to our CFPs, our career advice services, our member events, all of our content, educational material, news, tools and calculators at no cost to the member.

(2) Total products refers to the aggregate number of lending and financial services products that our members have selected on our platform since our inception through the reporting date, whether or not the members are still registered for such products. In our Lending segment, total products refers to the number of home loans, personal loans and student loans that have been originated through our platform through the reporting date, whether or not such loans have been paid off. If a member has multiple loan products of the same loan product type, such as two personal loans, that is counted as a single product. However, if a member has multiple loan products across loan product types, such as one personal loan and one home loan, that is counted as two products. In our Financial Services segment, total products refers to the number of SoFi Money accounts, SoFi Invest accounts, SoFi Credit Card accounts, SoFi At Work accounts and SoFi Relay accounts (with either credit score monitoring enabled or external linked accounts) that have been opened through our platform through the reporting date. Our SoFi Invest service is comprised of three products: active investing accounts, robo-advisory accounts and cryptocurrency accounts.

(3) In our Technology Platform segment, Galileo accounts refers to the number of open accounts at Galileo as of the reporting date, excluding SoFi accounts for periods subsequent to our acquisition of Galileo, as revenue generated by Galileo from the SoFi relationship is eliminated in consolidation.

(4) Adjusted net revenue is a non-GAAP measure. Adjusted net revenue is defined as total net revenue, adjusted to exclude the fair value changes in servicing rights and residual interests classified as debt due to valuation inputs and assumptions changes, which relate only to our Lending segment.

(5) The measure of contribution profit is the primary measure of segment profit and loss reviewed by SoFi in accordance with ASC 280 and is, therefore, only measured and presented herein for total reportable segments. SoFi does not evaluate contribution profit at the consolidated level. Contribution profit is defined as total net revenue for each reportable segment less fair value changes in servicing rights and residual interests classified as debt that are attributable to assumption changes, which impact the contribution profit within the Lending segment, and expenses directly attributable to the corresponding reportable segment.

(6) Adjusted EBITDA is a non-GAAP measure. Adjusted EBITDA is defined as net income (loss), adjusted to exclude: (i) corporate borrowing-based interest expense (our Adjusted EBITDA measure is not adjusted for warehouse or securitization-based interest expense, nor deposit interest expense, and finance lease liability interest expense), (ii)income taxes, (iii) depreciation and amortization, (iv) stock-based expense (inclusive of equity-based payments to non-employees), (v) impairment expense (inclusive of asset impairments and abandonments), (vi) transaction-related expenses, (vii) warrant fair value adjustments, and (viii) fair value changes in servicing rights and residual interests classified as debt due to valuation assumptions.

© 2021 Social Finance, Inc. Advisory services offered through SoFi Wealth LLC. SoFi Money® is offered through SoFi Securities LLC. SoFi Lending Corp., CFL #6054612. NMLS #1121636.
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Footnotes

(7) Reflects changes in fair value inputs and assumptions, including market servicing costs, conditional prepayment and default rates and discount rates. This non-cash change is unrealized during the period and, therefore, has no impact on our cash flows from operations. As such, these positive and negative changes in fair value attributable to assumption changes are adjusted out of net income (loss) to provide management and financial users with better visibility into the earnings available to finance our operations.

(8) Reflects changes in fair value inputs and assumptions, including conditional prepayment and default rates and discount rates. When third parties finance our consolidated VIEs through purchasing residual interests, we receive proceeds at the time of the securitization close and, thereafter, pass along contractual cash flows to the residual interest owner. These obligations are measured at fair value on a recurring basis, which has no impact on our initial financing proceeds, our future obligations to the residual interest owner (because future residual interest claims are limited to contractual securitization collateral cash flows), or the general operations of our business. As such, these positive and negative non-cash changes in fair value attributable to assumption changes are adjusted out of net income (loss) to provide management and financial users with better visibility into the earnings available to finance our operations.

(9) Our adjusted EBITDA measure adjusts for corporate borrowing-based interest expense, which includes interest on our revolving credit facility and the seller note issued in connection with our acquisition of Galileo in the second quarter of 2020 and other financings assumed in the acquisition, as these expenses are a function of our capital structure. Our adjusted EBITDA measure does not adjust for interest expense on warehouse facilities and securitization debt, which are recorded within interest expense—securitizations and warehouses in the Consolidated Statements of Operations and Comprehensive Income (Loss), as these interest expenses are direct operating expenses driven by loan origination and sales activity. Additionally, our adjusted EBITDA measure does not adjust for interest expense on SoFi Money deposits or interest expense on our finance lease liability in connection with SoFi Stadium, which are recorded within interest expense—other in the Consolidated Statements of Operations and Comprehensive Income (Loss), as these interest expenses are direct operating expenses driven by SoFi Money deposits and finance leases, respectively.

(10) In our determination of the contribution profit (loss) for our Lending, Financial Services and Technology Platform segments, we allocate certain expenses that are directly attributable to the corresponding segment. Directly attributable expenses primarily include sales and marketing, commissions and bonuses, and loan origination and servicing expenses, and vary based on the amount of activity within each segment. Directly attributable expenses also include certain employee salaries and benefits, professional services, occupancy and travel, sales and marketing, tools and subscriptions, and bank service charges expenses. Expenses are attributed to the reportable segments using either direct costs of the segment or labor costs that can be attributed based upon the allocation of employee time for individual products.

© 2021 Social Finance, Inc. Advisory services offered through SoFi Wealth LLC. SoFi Money® is offered through SoFi Securities LLC. SoFi Lending Corp., CFL #6054612. NMLS #1121636.
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20 © 2021 Social Finance, Inc. Advisory services offered through SoFi Wealth LLC. SoFi Money® is offered through SoFi Securities LL C. SoFi Lending Corp., CFL #6054612. NMLS #1121636. Footnotes (11) Impairment expense includes primarily software abandonment and fixed asset abandonment. (12) Transaction - related expenses include certain costs, such as financial advisory and professional services costs, associated with our acquisitions of Galileo and 8 Limited for full year 2020 and associated with our pending purchase of Golden Pacific Bancorp, Inc. for 2021. (13) We issued warrants in connection with certain redeemable preferred stock issuances during 2019, which are accounted for as liabilities and are measured at fair value on a recurring basis. Our adjusted EBITDA measure excludes the non - cash fair value changes in the warrants.